SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 26 April 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Announcement of Capital Raising

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM AUSTRALIA, NEW ZEALAND, SOUTH AFRICA, JAPAN, CANADA OR SWITZERLAND OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

The Governor and Company of the Bank of Ireland ("the Bank" or "Bank of Ireland") today announces proposals (the "Proposals") intended to meet its current and long term capital requirements. The Proposals:

·
Are fully underwritten proposals to raise €3.421 billion equity tier 1 capital comprising:
-
Firm institutional placing (the "Institutional Placing") of €0.5 billion
-
Firm placing to the State of €1.036 billion (the "NPRFC Placing")
-
Rights Issue (the "Rights Issue") of up to €1.885 billion, potentially reduced through equity generation and profit impact of debt for equity exchange offers (the "Exchange Offers").
·
Result in maximum State ownership of 36%, compared with current fully diluted State ownership of 34% (
Fully diluted State ownership calculated taking account of
1,189 million units of ordinary stock already in issue, of which 189 million are held by the NPRFC together with 335 million warrants also held by the NPRFC to subscribe for units of ordinary stock as compared with the total number of units of ordinary stock  in issue adjusted for the warrants).
·
Lead to a strengthened capital position:
-
Increase in pro forma equity tier 1 ratio from 5.3% to 8.0% (
Including the Proposals and having adjusted for the €405 million Equity Tier 1 Capital generated from the Lower Tier 2 debt-for-debt exchange in February 2010 and for the €12.2 billion loans expected to transfer to NAMA)

at 31 December 2009
-
Expected to maintain a minimum equity tier 1 ratio of greater than 7%  under Basel II going forward
-
Meets the Irish Financial Regulator stress test

The Proposals

The Group expects to increase Equity Tier 1 Capital by not less than €2.80 billion (after expenses and the cancellation of warrants held by the State (the "Warrant Cancellation") by way of the Institutional Placing, the NPRFC Placing, the Rights Issue (including the undertaking by the National Pension Reserve Fund Commission (the "NPRFC") to exercise their rights (in respect of the Ordinary Stock issued to the NPRFC in the NPRFC Placing and in February 2010 in lieu of a cash dividend on the 2009 Preference Stock) in the Rights Issue (the" NPRFC Rights Issue Undertaking"), and the Debt for Equity Offers. The warrants held by the NPRFC will be cancelled in return for the payment of €491 million in cash under the Warrant Cancellation.

The Proposals are subject to Stockholder approval and consist of:

Placing:
The Placing, comprising the Institutional Placing and the NPRFC Placing, will raise €1,536 million in Equity Tier 1 Capital (gross of expenses). The proceeds of the Institutional Placing will be underwritten pursuant to the underwriting agreement, subject to conditions, including Admission of the Placing Stock and approval of resolutions at the EGC. The underwriters have agreed to use reasonable endeavours to procure Placees for an aggregate of 326,797,386 units of Placing Stock at a price of €1.53 per unit of Placing Stock issued in the Institutional Placing. The price at which the Placing Stock will be issued to Placees represents a 15.0% discount to the Closing Price of €1.80 of the Existing Stock on 23 April 2010 (being the last practicable date prior to announcement of the Proposals). Pursuant to the NPRFC Placing, the NPRFC has agreed to subscribe for 575,555,556 units of Ordinary Stock at a price of €1.80 per unit of Ordinary Stock (being the Closing Price on 23 April 2010). The consideration for the NPRFC's subscription will be the conversion of 1,036 million units of 2009 Preference Stock (at their subscription price of €1.00 per unit of 2009 Preference Stock) to units of Ordinary Stock. In consideration for the NPRFC Placing, the Bank has agreed to pay to the NPRFC a fee equal to 1% of the subscription price for all units of 2009 Preference Stock converted pursuant to the Institutional Placing and the NPRFC Placing (the "NPRFC Placing Fee"). In addition, the Bank will pay a transaction fee of €22 million at the closing of the NPRFC Placing. The Ordinary Stock to be issued pursuant to the NPRFC Placing will be eligible for participation in the Rights Issue as if such Ordinary Stock was held on the applicable record date;

Rights Issue:
A Rights Issue to raise up to €1,885 million in Equity Tier 1 Capital (a portion of the cash proceeds of which will be due directly to noteholders electing for Ordinary Stock to be allotted in the Rights Issue on their behalf pursuant to the Debt for Equity Offers). The proceeds of the Rights Issue (other than the NPRFC Rights Issue Undertaking) of up to €1.2 billion will be underwritten pursuant to the Underwriting Agreement, subject to conditions, including, amongst other things, admission of the Rights Issue Stock (nil paid) and the approval of resolutions at the Extraordinary General Court ("EGC"). The Rights Issue size and Rights Issue Price at which qualifying Stockholders will be invited to subscribe for Rights Issue Stock will be determined in advance of the EGC. The Rights Issue Price will be equal to the higher of (i) €0.10 per unit of Rights Issue Stock, and (ii) a price per unit of Rights Issue Stock which is within the range of 38% to 42% discount to the TERP. Pursuant to the NPRFC Rights Issue Undertaking, the NPRFC has agreed, subject to certain terms and conditions, to take up its entitlement of up to €685 million of Rights Issue Stock in the Rights Issue in respect of its holding of the NPRFC Coupon Ordinary Stock and its holding of Ordinary Stock issued as a result of the NPRFC Placing (but excluding its other investment holdings in the Bank). Subject to the passing of resolutions at the EGC and the Rights Issue proceeding, the consideration for the take up of its Rights in respect of the NPRFC Coupon Ordinary Stock and its holding of Ordinary Stock as a result of the NPRFC Placing will be the conversion of units of 2009 Preference Stock at their subscription price of €1.00 each to Ordinary Stock at the Rights Issue Price.
The securities mentioned herein, including those in respect of the Rights issue  have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act").  In the United States, only certain Qualified Institutional Buyers, or QIBS, may participate in the Rights Issue.

Debt for Equity Offers:
  Under the Debt for Equity Offers, certain holders of certain of the Group's Tier 1 Securities and Upper Tier 2 Securities will be given the opportunity to exchange these securities for (a) Allotment Instruments (which will automatically convert into Conversion Ordinary Stock on the related conversion date) or (b)  cash proceeds from the allotment of Ordinary Stock in the Rights Issue on behalf of such holders or (c) a combination thereof. The tender prices will represent a discount of up to 42.0% to the nominal value of the existing Tier 1 Securities and Upper Tier 2 Securities exchanged by these security holders and will result in a capital gain, which will increase the Group's Equity Tier 1 Capital. The increase in Equity Tier 1 Capital resulting from the combination of the Rights Issue and the Debt for Equity Offers will be no less than €1,885 million. The actual size of the Rights Issue (including the NPRFC Rights Issue Undertaking) will be reduced by the capital gain arising on the Debt for Equity Offers.
The securities offered in the Debt for Equity Offers  have not been, and will not be, registered under the Securities Act.  In the United States, only certain  Qualified Institutional Buyers, or QIBS, may participate in the Rights Issue
; and

Warrant Cancellation:
  The Warrants held by the NPRFC will, simultaneous with the NPRFC Placing, be cancelled in return for the payment of €491 million in cash by the Bank to the NPRFC. This reflects the market value of the Warrants, being the difference between the exercise price of the Warrants and the Closing Price of the Ordinary Stock on 23 April 2010, plus a fee of €12 million. As such, if the Proposals are approved and implemented, the NPRFC will cease to hold the Warrants and the subscription rights for Ordinary Stock pursuant to the Warrants.

Use of proceeds

The purpose of the Proposals is to raise Equity Tier 1 Capital and as such any net cash proceeds will be used in the day-to-day operations of the Bank and also a portion of the proceeds will be used to meet the requirements of those electing to take cash under the Debt for Equity Offers (up to a maximum of €1,135 million) and the Warrant Cancellation (€491 million).

Government Stockholding if the Government Transaction is
implemented

As the holder of the 2009 Preference Stock, the NPRFC currently has the right to directly appoint 25% of the directors of the Group (such 25% to include any directors nominated by the Minister for Finance pursuant to the CIFS Guarantee Scheme) and can exercise voting rights equivalent to 25% of the total voting rights on any resolution proposed at a General Court of the Bank in relation to the appointment or removal of a Director of the Group. The 2009 Preference Stock also carries 25% of the total voting rights in relation to any Control Resolution (exclusive of any voting rights that the NPRFC or any Government Body may have through any holding of Ordinary Stock). The tabling of any resolution at a General Court of the Bank to alter the capital structure of the Group requires the prior approval in writing of the Minister for Finance. These rights apply in full for so long as the NPRFC holds any units of 2009 Preference Stock and they are not reduced in line with any reduction in the number of units of 2009 Preference Stock held. In addition, as the holder of the NPRFC Coupon Ordinary Stock, the NPRFC is entitled to exercise the voting rights attaching to these units of Ordinary Stock.

At present, the NPRFC and other Government Bodies are restricted from exercising more than 25% of the total voting rights at a General Court of the Bank in respect of the voting rights attaching to, amongst other securities, the 2009 Preference Stock and any Ordinary Stock issued in lieu of cash dividends (including the NPRFC Coupon Ordinary Stock) or issued upon the exercise of the Warrants, on a resolution to appoint, re-elect or remove a director. This restriction does not apply to other Ordinary Stock held by the NPRFC (for example Ordinary Stock held pursuant to its other investment activities). If the Government Transaction is implemented, the NPRFC would no longer be subject to the restriction on exercising more than 25% of the total voting rights on resolutions for the appointment, re-election or removal of directors.

As at 23 April 2010, the last practicable date prior to the date of the publication of this Circular, the Irish Government, through the NPRFC, held 15.73% of the Bank's Existing Stock. The NPRFC also holds, as at the date of this announcement, warrants to subscribe for additional Ordinary Stock which, if exercised (assuming no other increases to the capital stock of the Bank or to the NPRFC's stockholding), would result in the NPRFC holding a total of 34% of the Bank's issued Ordinary Stock as enlarged by the exercise of the Warrants. If the Proposals are implemented (with the NPRFC subscribing fully for its rights in relation to the NPRFC Coupon Ordinary Stock and the Ordinary Stock issued pursuant to the NPRFC Placing), and the NPRFC subscribes fully for its rights in relation to its other Existing Stock (i.e. the Ordinary Stock held pursuant to its other investment activities in addition to the NPRFC Coupon Ordinary Stock), the NPRFC will increase its holding of Ordinary Stock, but will have its Warrants cancelled. This will result in the NPRFC holding up to a maximum 36% of the Bank's Ordinary Stock following the implementation of the Proposals, with no right to purchase additional Ordinary Stock pursuant to the Warrants.

The implementation of the Proposals would also result in the NPRFC's holding of 2009 Preference Stock falling from the 3,500 million units to a minimum of 1,779 million units and a maximum of 1,888 million units.

In connection with the NPRFC Placing and the NPRFC Rights Issue Undertaking, rights attaching to the 2009 Preference Stock will be amended to increase the non-cumulative dividend to a fixed rate of 10.25% (from 8% currently) of the issue price per annum, payable annually in arrears at the discretion of the Bank.

Extraordinary General Court

The Proposals are conditional upon the approval of resolutions to be considered at the Extraordinary General Court to be held at O'Reilly Hall, UCD, Belfield, Dublin 4 at 11.00 a.m. on 19 May 2010.

Stockholder approval of the Proposals is required for a number of reasons, including that the NPRFC Placing, the NPRFC Rights Issue Undertaking, the amendment of the dividend and voting rights attaching to the 2009 Preference Stock and the Warrant Cancellation constitute related party transactions under the applicable listing rules on the basis that the NPRFC is a significant stockholder in the Bank. In addition, the listing rules require such approval as Ordinary Stock will be issued in the Institutional Placing at a discount of greater than 10% to the market price of Ordinary Stock. Stockholder approval is also required because the Proposals comprise the issue of additional capital stock (including on a non-pre-emptive basis); the issue of the Allotment Instruments pursuant to the Debt for Equity Offers; an increase in the authorised capital stock of the Bank; the Renominalisation of units of Ordinary Stock; and the amendment of the Bye-Laws.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in any jurisdiction in which such offer or solicitation is unlawful.

This announcement is not for distribution, directly or indirectly, in or into
Australia, New Zealand, South Africa, Japan, Canada or Switzerland
or any other state or jurisdiction in which it would be unlawful to do so. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein (the "Securities") have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act").  The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States, and the Securities have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States, or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering or the Securities or the accuracy or adequacy of any of the documents or other information contained therein.

This announcement does not constitute a prospectus or prospectus equivalent document.  Nothing in this announcement should be interpreted as a term or condition of any of the Proposals. A Prospectus relating to the Proposals will be prepared and made available in accordance with EU Directive 2003/71/EC and/or Part VI of the Financial Services and Markets Act 2000. Any decision to invest in Bank of Ireland under the Proposals must be made only on the basis of the information contained in and incorporated by reference into such Prospectus.

Neither the content of Bank of Ireland's website nor any website accessible by hyperlinks on Bank of Ireland's website is incorporated in, or forms part of, this announcement.

The distribution of this announcement and/or any other documents related to any offering of securities or the transfer or offering of securities into jurisdictions other than Ireland and the United Kingdom ('UK') may be restricted by law.  Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions.  Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement contains or incorporates by reference certain "forward-looking statements" regarding the belief or current expectations of the Group, the Directors and other members of its senior management about the Bank's financial condition, results of operations and business and the transactions described in this Circular. Generally, but not always, words such as "may", "could", "should", "will", "expect", "intend", "estimate", "anticipate", "assume", "believe", "plan", "seek", "continue", "target". "goal", "would" or their negative variations or similar expressions identify forward-looking statements.
Such forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the Bank and are difficult to predict, that may cause the actual results, performance, achievements or developments of the Group or the industries in which it operates to differ materially from any future results, performance, achievements or developments expressed or implied from the forward-looking statements. A number of material factors could cause actual results to differ materially from those contemplated by the forward-looking statements including, among other factors, the following:
·
general economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates;

-
declining
property values in Ireland and the United Kingdom;

·
the potential exposure of the Group to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk;

-
the ability of the Group to access sufficient funding to meet its liquidity needs;

·
the outcome of the Group's participation in the CIFS Guarantee Scheme and the ELG Scheme;

·
the terms of the final EU Restructuring Plan to be agreed with the European Commission and the Department of Finance and the implementation of the final EU Restructuring Plan;

-
changes
in the Group's credit ratings;

-
the effects and extent of the Government's stockholding in the Group (through the NPRFC);

-
the outcome of the Group's participation in NAMA;

-
changes in the Irish banking system;

-
the making of further contributions to the Group's pension schemes;

-
changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates;

-
the results of the Proposals;

-
the effects of competition and consolidation in the markets in which the Bank operates; and

-
the success of the Group in managing the risks involved in the foregoing.

None of the Minister for Finance, the Department of Finance, the Irish Government, the NTMA, the NPRFC or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, or any director, officer, official, employee or adviser of any such person (each such person, a "Relevant Person") accepts any responsibility for the contents of, or makes any representation or warranty as to the accuracy, completeness or fairness of any information in, this announcement or any document referred to in this announcement or any supplement or amendment thereto (the "Announcement")  Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of the contents of the Announcement.  No Relevant Person has authorised or will authorise the contents of the Announcement, or has recommended endorsed the merits of any course of action contemplated by the Announcement.

Contacts

For further information, please contact:

Bank of Ireland
John O'Donovan	Group Chief Financial Officer	+353 (0) 766 23 4703
Geraldine Deighan	Head of Group Investor Relations	+353 (0) 766 23 4729
Dan Loughrey	Head of Group Corporate Communications	+353 (0) 766 23 4770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 26 April 2010